FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca completes Cellectis equity investment

7 May 2024

AstraZeneca completes equity investment agreement with Cellectis

AstraZeneca today announced the successful completion of an equity investment with Cellectis, a clinical-stage biotechnology company.

The equity investment and a research collaboration agreement, announced in November 2023 will leverage the Cellectis proprietary gene editing technologies and manufacturing capabilities, to design up to 10 novel cell and gene therapy products for areas of high unmet need, including oncology, immunology and rare diseases.

Financial considerations
In Q4 2023, Cellectis received an initial payment of $105m from AstraZeneca, which comprised a $25m upfront cash payment under the terms of a research collaboration agreement and an $80m equity investment.

An additional $140m equity investment, at $5/share, has closed following the satisfaction of customary closing conditions including Cellectis shareholders' approval and regulatory clearances. Post-closing of this second investment, AstraZeneca holds a total equity stake of c.44% in Cellectis. AstraZeneca expects to continue to treat its investment in Cellectis as an associate.

Under the terms of the research collaboration, Cellectis is also eligible to receive an investigational new drug (IND) option fee and development, regulatory and sales-related milestone payments, ranging from $70m up to $220m, per each of the 10 candidate products, plus tiered royalties.

AstraZeneca retains an option for a worldwide exclusive license for the candidate products developed under the research collaboration agreement, to be exercised before IND filing.

Notes

Alexion
Alexion, AstraZeneca Rare Disease is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and delivery of life-changing medicines. A pioneering leader in rare disease for more than three decades, Alexion was the first to translate the complex biology of the complement system into transformative medicines, and today it continues to build a diversified pipeline across disease areas with significant unmet need, using an array of innovative modalities. As part of AstraZeneca, Alexion is continually expanding its global geographic footprint to serve more rare disease patients around the world. It is headquartered in Boston, US.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 May 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary